Internet Capital Group 2008 Annual Report



Internet Capital Group

What we are

Internet Capital Group is a publicly traded, technology-holding company that acquires and builds leading on-demand software and services companies.

Who we are

We are a seasoned team of operators, entrepreneurs and finance executives with deep domain expertise in the on-demand software and services sector.

What we offer

We offer a highly liquid, diversified opportunity to participate in the compelling growth occurring in the on-demand sector through a basket of emerging private companies that are poised to be leaders in their respective markets.

2008 Highlights:

- Our partner companies reported annual aggregate revenue growth of 23%.
- In the fourth quarter, our partner companies were, in aggregate, EBITDA positive, exclusive of stock-based compensation and unusual items.
- We completed the sale of Creditex to Intercontinental Exchange (NYSE: ICE), realizing over $60 million in cash proceeds.
- We reinvested in ICG and our partner companies, demonstrating our confidence in the value they can deliver.
- We enhanced the management teams at a number of our partner companies.

Core Partner Company Data

		2008 Revenue							
	Voting Owership	>$10MM	$10-20MM	$20-30MM	$30-40MM	$40-50MM	$50-60MM	$60-70MM	$70-80MM
ICG Commerce	65%							■	
StarCite	34%						■		
Metastorm	32%								■
WhiteFence	36%			■					
Channel Intelligence	46%		■						
Freeborders	31%			■					
Vcommerce	53%	■							
Investor Force	81%	■							



Walter W. Buckley, III
Co-Founder, CEO and Chairman of the Board

TO OUR STOCKHOLDERS:

In 2008, ICG showed great resolve in a difficult environment. In spite of unprecedented turmoil in the financial markets, our partner companies demonstrated solid progress on both the top and bottom lines, particularly in the fourth quarter of the year. By deploying capital to our existing partner companies and streamlining their operations to reduce costs, we were able to make this group of companies strong and efficient. These steps serve as the backbone for future success at ICG. I'd like to take this opportunity to discuss with you this progress and, more importantly, why we are cautious in the near term but confident in the long term about our future.

2008: A Look Back

Overall, we are pleased with the performance of our partner companies in 2008. ICG ended the year in a strong financial position with core company annual aggregate revenue growth of 23% and aggregate EBITDA improvement of over 80% in the fourth quarter. More importantly, in the fourth quarter – and for the first time in our company's history – our core partner companies were, in aggregate, EBITDA positive, exclusive of stock-based compensation and unusual items.

One of ICG's most important achievements in 2008 was the sale of our partner company, Creditex, to Intercontinental Exchange. In this sale, ICG realized approximately $60 million in cash proceeds just 18 months after acquiring an interest in Creditex for $27 million. This sale reinforced our ability to acquire, build (both organically and through a merger), and capture significant value. Ultimately, this transaction greatly enhanced our liquidity position, and we ended the year debt free with more than $135 million in cash and marketable securities at the ICG corporate level. Our strong balance sheet allowed us to initiate a $25 million share repurchase program.

Like most companies, ICG is not immune to the effects of today's challenging economic environment. Unprecedented valuation declines across all industries in recent months have made it difficult to monetize our existing partner companies. This year, we concentrated on strengthening our core partner companies through a combination of additional capital, stronger management teams and strict expense management.

Additional Capital

We acquired additional significant interests in our partner companies:

- We increased our ownership in Channel Intelligence to 46% from 40% through a $6 million funding.
- We increased our ownership in StarCite to 34% from 26% by purchasing an additional $14 million of StarCite securities.
- We provided approximately $10.5 million to GoIndustry to help facilitate its acquisition of Dovebid, the number two player in the used equipment auction market.

We increased our ownership in Channel Intelligence to 46% from 40% through a $6 million funding.

The ICG management team continued to work diligently with our partner company management teams. The ICG executives who sit on the Boards of our partner companies remained actively involved on strategic, financial, and operational fronts, and, in some cases, led the charge in new initiatives including financings, recapitalizations, M&A, recruiting, sales and marketing and expense management.

Stronger Management Teams
During 2008, we were successful in bringing in a number of very talented executives: Greg Dukat, the new CEO of StarCite, Bob Tuttle, the CEO of Vcommerce, and John Gregitis, the President of Investor Force. In addition, these companies, as well as Freeborders and ICG Commerce, enriched their teams at the VP level, significantly enhancing the potential of these companies.

Strict Expense Management
We worked with our partner companies to improve their cost structures. By focusing on enhancing the bottom line, five of our eight core companies expect 2009 operating costs to be lower than 2008, while seeing solid revenue growth. This highlights the cost reductions completed in 2008 as well as the leverage in the models. On the corporate side, we have reduced our ICG operating expenses from a 2008 run rate of over $15 million to a 2009 run rate of $12 million, a reduction of 20%. We achieved this through lower compensation levels, headcount reductions and a reduction in outside services. We will continue to look for ways to operate ICG and our companies as efficiently as possible.

Our Partner Companies' Value Propositions

We focus on Internet software and services companies that drive efficiencies for their customers. StarCite, Channel Intelligence and ICG Commerce are examples of these type of companies, which are changing the way business is conducted around the world because of their strong value propositions:

- Through web-based solutions that help buyers and suppliers strategically manage corporate meetings and events, **StarCite** has provided its customers with efficiency, visibility and measurable returns, fundamentally changing the way corporate meeting planners work. And while the Global Corporate Meetings industry was approximately $150 billion in 2008 (according to a CIC Economic Impact Study), only 24% of companies recently surveyed strategically managed their meetings spend. In working with StarCite, companies can typically reduce their meetings spend by 12%-25% by quantifying how meetings spend is being allocated, driving closer adherence to corporate spending policies, and putting meetings out for competitive bid by hotels and venues through a streamlined electronic request-for-proposal process.

- Similarly, in the online advertising space, **Channel Intelligence (CI)** is focused on helping retailers and manufacturers make their products easier for consumers to find and buy on the Internet and in local retail stores. Through aggregation, data and analytics, the CI platform helps its customers strengthen and protect their brands online while also increasing sales and maximizing the return-on-investment from online advertising programs. While the online retail industry growth rate slowed though 2008, growing only 8%, CI's customers outperformed the industry, growing on average, 40%. Additionally, CI's "wallet share" or return per transaction increased as they were able to significantly impact performance – driving product sales and industry-leading return on ad spend for its customers.

- Yet another example of delivering real value, **ICG Commerce** helps its customers achieve critical and rapid cost reductions through its procurement outsourcing platform. ICG Commerce saves its customers, on average, 10% on procurement spend and, at the end of 2008, the company had $10 billion in spend under management.

In working with StarCite, companies can typically reduce their meetings spend by 12% to 25%.

We continue to believe that our core focus areas – software as a service (SaaS) and the online advertising market – represent the next stage in the evolution of business software, advertising and e-commerce. We expect these challenging economic times to shine a light on the advantages of Internet software and services companies like ours because they provide their business customers with immediate, quantifiable cost savings and improved efficiencies. We firmly believe that these companies, which offer clear value propositions to their customers, will continue to grow in the current economic environment and will position themselves for more rapid growth when the economy improves.

ICG Commerce saves its customers, on average, 10% on procurement spend and, at the end of 2008, the company had $10 billion in spend under management.

2009: A Look Ahead

In 2009, our top priority is to continue driving our partner companies to EBITDA profitability while achieving revenue growth. We are proud of the advances our companies made in 2008, and we look forward to helping them meet their financial and operational goals for 2009.

In addition, we will continue to proactively build deal flow in targeted markets that we think are well positioned to weather this economic downturn. As I've mentioned, we see the SaaS and online advertising markets gaining traction in 2009 especially in relation to client server software and off-line advertising. We see indications that private company valuations are beginning to close the gap with their public company counterparts. We view this trend positively as it relates to our ability to acquire new partner companies. We believe over the next 6 to 18 months we will see some very exciting acquisition opportunities at prices we find attractive.

With a strong balance sheet, experienced management team and disciplined approach to capital deployment, I strongly believe that ICG is well positioned to take advantage of the opportunities that will emerge from this economy.

Conclusion

2008 was a year that illustrated the promise of ICG's partner companies and the strength of our model. Our partner companies achieved strong financial results even in light of a challenging global economy and we prudently allocated capital to our existing companies as well as stock repurchases. Through the leadership of our executives and the excellent management teams at our partner companies, we successfully and effectively initiated cost control measures at our partner companies that began to pay off in Q4 of 2008, and will serve us well for 2009 and beyond.

As we look ahead, ICG is poised for continued success. We remain committed to our focus on acquiring and building market leaders and believe that the value of those efforts will ultimately be reflected in our stock price. We believe we are on the right path to success and are optimistic about the future of our company. We appreciate your continued support as we pave the way for a stronger future at ICG.

Sincerely,

Walter W. Buckley, III
Co-Founder, CEO and Chairman of the Board

CHANNEL INTELLIGENCE

Through innovative suites of marketing products and services for manufacturers, retailers and publishers, Channel Intelligence (CI) helps marketers effectively merchandise and advertise their products online. CI reported strong Q4 growth, with quarterly revenues up 46% and full-year revenues up 36%. Additionally, the company demonstrated strong EBITDA improvement during the year. The CI customer roster includes hundreds of the world's leading manufacturers and retailers. Key manufacturer customers include Kodak, Samsung, Garmin, Panasonic, Sony Playstation, Mattel, Microsoft, Intel, AMD, Black and Decker, LG, Philips, Lenovo, Olympus, Stanley, Magellan, JVC, Yahama and many others. Key retailer customers include Wal-Mart, Best Buy, Golfsmith, Neiman Marcus, OfficeMax, Target, The Home Depot, Proctor & Gamble, ShopNBC, Spiegel Brands, Smart Bargains, Overstock.com, Sears, Coldwater Creek and many others.

freeborders

Business without boundaries

Freeborders, global provider of offshore IT services delivered from China reported 51% annual revenue growth and significant improvement in EBITDA in 2008. The company signed seven new clients and expanded relationships with several existing customers. Widely recognized as a leading IT outsourcer, it received the 2008 Frost & Sullivan Company of The Year Award, was recognized by Forrester Research, and was featured by the International Association of Outsourcing Professionals for outsourcing excellence.

ICGCOMMERCE

Total Procurement. Maximized Savings.

Leading procurement services provider ICG Commerce had another very strong year. The company had a strong Q4, ended the year with annual revenue growth of 23% and exceeded EBITDA targets. Total contract value at year end was $275 million. In the fourth quarter, ICGC established multi-year, multi-million dollar relationships with three new clients, including Whirlpool and Teva Pharmaceuticals. The company also expanded relationships with six existing customers, including a significant expansion with oil services leader Cameron Industries worth over $38 million in total contract value. In total, ICGC added almost $5 billion to its spend under management in 2008. The company also continued to expand its global delivery platform, opening new centers of excellence in London, England and Qingdao, China.

Investor Force

Investor Force (IF), a leading provider of business solutions for the institutional investment management industry, is currently servicing four of the top ten global institutional consultants and more than 1,000 pension plans and endowments. With approximately $3 trillion in institutional assets processed through the application daily, the company reported record revenue growth in Q4 and secured two new clients, Wachovia and Cambridge Associates, and successfully transitioned Mercer US onto the IF REPORT platform. Investor Force also successfully launched two new products, COLLECT, which provides automation of manager data collection and INSIGHT, the first on-demand performance portal for plan sponsors services.

METASTORM

A leading provider of Business Process Management software, Metastorm posted record revenues for the year. With 25% annual revenue growth on a GAAP basis, the company added 181 new customers for the year, including 51 new customers in Q4. Customers signed in Q4 include Advance Auto Parts, Defense Technical Information Center, Ericsson AB, Millennium Pharmaceuticals, and the Washington State Liquor Control Board. Existing customers expanding their use of Metastorm software included Allergan, MetLife, Network Rail, Sprint Nextel, Standard Chartered Bank, Talisman Energy and Thomson Elite.

starCITE

StarCite, a provider of On-Demand Global Meeting Solutions faced a number of challenges in 2008, including the impact of reduced travel activity resulting from the economic recession. Balancing these setbacks was the hiring of a new CEO, Greg Dukat, who was recruited mid-year. This was an important milestone and in six months Greg has brought new rigor and a fresh vision to the company, focusing the company on important initiatives to respond to the current environment. The company reported 22% revenue growth for the fourth quarter, adding new customers Cephalon, Genentech, Target and Lincoln National Corporation. Additionally StarCite experienced a considerable uptick in bookings in December. Supplier bookings (i.e. hotels), consisting of marketing fees and technology sales, were at an all time high in Q4. Most importantly the company completed the migration of its customers to the new technology platform, which has made way for significant cost reductions and upsell opportunities with existing customers. The company signed 20 new customers in total for the year and enters 2009 with a healthy pipeline. StarCite also expanded its relationship with Carlson Wagonlit Travel, one of the world's largest travel management companies, signing a multi-year agreement. On the supplier side, StarCite completed the direct integration of its new Small Meetings Solution with Hilton Hotels, and renewed its substantial relationship with Starwood Hotels and Resorts.

vcommerce

Vcommerce, a provider of end-to-end enterprise eCommerce solutions for online retailers reported the best holiday season ever with the platform processing more than $2 million purchase orders in December. Key customer wins included Sun Microsystems, Linksys/Cisco, McGraw Hill and B to B site. The company successfully launched several new customers, including specialty retailer Hancock Fabrics which has seen a 44% increase in sales, reduced shipment times, increased order fill rates and reduced return rates. In addition, they recently launched Linksys/Cisco which introduced a direct to consumer e-commerce site that went live in 60 days and is in the process of implementing phone order entry and integrated voice response capabilities. Finally, Vcommerce won shop.org Innovation Award based on order management and order fulfillment's enablement of customer experience management, supporting strong focus on companies order management and order fulfillment capabilities.

WhiteFence

Your Home. Your Life. Connected.

WhiteFence, a leader in online service transactions for home services reported annual revenue growth of 34% for 2008, a 28% increase in revenues for Q4 2008 vs. Q4 2007 and full-year EBITDA improvement of 52%, nearing EBIDTA breakeven in Q4. Customers placing orders for home services with WhiteFence increased to 1.4 million in 2008, an increase of 31% compared to 2007. WhiteFence was recognized by Inc. magazine as well as the Houston Business Journal Fast 100 which celebrates the fastest-growing private companies in America.

Directors

Walter W. Buckley, III
Chairman of the Board
and Chief Executive Officer
Internet Capital Group, Inc.

David J. Berkman
Managing Partner
Associated Partners, LP

Thomas A. Decker
President and CEO
Cozen O'Connor

David K. Downes
President, CEO and Director
Community Capital Management, Inc.;
President and Treasurer
The Community Reinvestment Act
Qualified Investment Fund

Thomas P. Gerrity
Professor of Management
The Wharton School of
the University of Pennsylvania

Michael J. Hagan
Chairman Emeritus,
Nutrisystem Inc.

Robert E. Keith, JR.
Managing Director
TL Ventures;
Chief Executive Officer
Technology Leaders Management Inc.

Warren "Pete" Musser
President and Chief Executive Officer
The Musser Group

Philip J. Ringo
Chairman of the Board and
Chief Executive Officer
RubberNetwork.com LLC

Executive Officers

Walter W. Buckley, III
Chairman of the Board
and Chief Executive Officer

Douglas A. Alexander
President

R. Kirk Morgan
Chief Financial Officer

Investor Information

Corporate Headquarters
690 Lee Road
Suite 310
Wayne, PA 19087
Phone: 610.727.6900

Website Address
www.internetcapital.com

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Investor Service
Information Hotline
Phone: 888.252.6004
www.bnymellon.com/shareowner/isd

Karen Greene
Vice President, Investor Relations
and Corporate Communications
Phone: 610.727.6900
Email: ir@internetcapital.com

Independent Registered Public Accountant

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

Outside Legal Counsel

Dechert LLP
Cira Center
2929 Arch Street
Philadelphia, PA 19104

Common Stock Data

Our stock is traded on
the NASDAQ Global Market
under the symbol "**ICGE**"

Internet Capital Group
690 Lee Road, Suite 310, Wayne, PA 19087
Ph: 610.727.6900 www.internetcapital.com